From:	Roth, Steve
To:	Pickholz, Joyce M.;
	Marquigny, Rebecca M.;
cc:	Pitts, Patrice; Sandra.DaDalt@sunlife.com;
Subject:	Sun Life N-4s
Date:	Tuesday, August 31, 2010 3:00:37 PM

Joyce and Beckie,

I just wanted to follow up on the brief discussion Patrice had with Beckie a week ago. Please let us know if there is any more information that you need to finalize your comments on the 3 Form N-4 filings for the Masters series products you are reviewing. Sun Life is continuing to plan for a September launch and therefore very much appreciates your efforts to provide comments on these filings as soon as reasonably practicable.

Thank you.

Steve

Steve Roth │ *Partner*

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